                                              S O N F I E L D & S O N F I E L D
                                                  A Professional Corporation
LEON SONFIELD (1865-1934)                              ATTORNEYS AT LAW                       ROBERT L. SONFIELD, JR.
GEORGE M. SONFIELD (1899-1967)                                                                      Managing Director
ROBERT L. SONFIELD (1893-1972)                      770 SOUTH POST OAK LANE                       robert@sonfield.com
    ____________________                           HOUSTON, TEXAS 77056-1913
                                                       WWW.SONFIELD.COM
FRANKLIN D. ROOSEVELT, JR. (1914-1988)
                                                   Telecopier (713) 877-1547
                                                             ----
                                                   Telephone (713) 877-8333




VIA ELECTRONIC FILING ON EDGAR

April 3, 2006

Mr. Zepher Hesson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      True Health, Inc., a Utah corporation
                  Schedule 14C, Preliminary Information Statement
                  Filed February 3, 2006
                  File No. 000-30351

Dear Mr. Hesson:

         This letter is in response to your oral comment about the captioned filing.

         The Issuer proposes, and by this letter undertakes, to modify the language in the penultimate paragraph on page 8 in the Schedule 14C, Definitive Information Statement.

                  Authorized Shares. The reincorporation will increase the number of common shares we are authorized to issue from 100,000,000 shares to 490,000,000 and the number of preferred shares we are authorized to issue will increase from 5,000,000 shares to 10,000,000 shares. The increased number of common and preferred shares will be available to raise capital or for compensation. We have no present intention or binding commitments to issue any additional common shares or preferred shares.

Yours very truly,

/s/Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo